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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Martha Stewart Living Omnimedia, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of class of securities)

                                    573083102
                                 (CUSIP number)

                              Thomas Roberts, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8479
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  June 29, 2005
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 pages)

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
CUSIP No.  573083102             Schedule 13D                       Page 2 of 7


     1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Alexis Stewart

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [_]
                                                            (b) [_]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS:                                     N/A

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e):                                    [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION:          United States

   NUMBER OF
    SHARES              7    SOLE VOTING POWER:
                             0 shares of Class a Common Stock

 BENEFICIALLY           8    SHARED VOTING POWER
   OWNED BY                  28,968,846 shares of Class A Common Stock (1)

    EACH                9    SOLE DISPOSITIVE POWER:
  REPORTING                  0 shares of Class A Common Stock


  PERSON WITH          10    SHARED DISPOSITIVE POWER:
                             28,968,846 shares of Class A Common Stock (1)

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
          PERSON:           28,968,846

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES:                                               [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 56.3% (2)

     14   TYPE OF REPORTING PERSON:                     IN

(1) Includes 28,968,846 shares of Class A Common Stock which the Reporting Person may beneficially own pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and (ii) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership ("MSFLP") appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. The 28,968,846 shares of Class A Common Stock include the following: (i) 5,100 shares of Class A Common

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CUSIP No.  573083102             Schedule 13D                       Page 3 of 7

Stock owned by Martha Stewart, (ii) options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of June 29, 2005, but excludes options to purchase 37,500 shares of Class A Common Stock held by Martha Stewart which are not exercisable within 60 days of June 29, 2005, and (iii) 28,701,246 shares of the Company's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP.

(2) Based upon a total of 22,474,335 shares of Class A Common Stock outstanding as of May 4, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005, and assumes (i) the conversion of 28,701,246 shares of Class B Common Stock and (ii) the exercise of options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of June 29, 2005, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company's Class A Common Stock.

CUSIP No.  573083102             Schedule 13D                       Page 4 of 7

                            Statement on Schedule 13D

           This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D filed on January 26, 2005 (as amended, the "Schedule 13D") by and on behalf of Alexis Stewart (the "Reporting Person").

           Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

           Item 1 of the Schedule 13D is amended and restated in its entirety to read as follows:

           This statement relates to shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11 West 42nd Street, New York, New York 10036.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

           Not applicable in that the transaction involved the distribution of, and not the acquisition of, securities.

           Except as indicated above, the information set forth in Item 3 of the
Schedule 13D remains unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

           (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 28,968,846 shares of Class A Common Stock. This number includes
(i) 5,100 shares of Class A Common Stock owned by Martha Stewart, (ii) options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of June 29, 2005, and (iii) 28,701,246 shares of the Company's Class B Common Stock, owned directly by MSFLP and indirectly by Martha Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock.

           The Reporting Person may be deemed to own an aggregate of 56.3% of the Company's Class A Common Stock, which is calculated based on a total of 22,474,335 shares of Class A Common Stock outstanding as of May 4, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005, and assumes (i) the conversion of 28,701,246 shares of Class B Common Stock and (ii) the exercise of options to purchase 262,500 shares of Class A Common Stock held by Martha Stewart which are exercisable within 60 days of June 29, 2005, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company's Class A Common Stock.

           Part (b) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

           (b) The table below sets forth for the Reporting Person the numbers of shares of Class A Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

CUSIP No.  573083102              Schedule 13D                     Page 5 of 7


                                                  Reporting Person
                                                  ----------------

                  Sole Power to Vote/
                  Direct Vote                           0

                  Shared Power to Vote/
                  Direct Vote                        28,968,846

                  Sole Power to Dispose/
                  Direct Disposition                    0

                  Shared Power to Dispose/
                  Direct Disposition                 28,968,846

           Part (c) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

           (c) On June 29, 2005, MSFLP conveyed 421,614 shares of Class B Common Stock to the Company for no consideration. These shares of Class B Common Stock are owned directly by MSFLP, and indirectly by Martha Stewart as the sole general partner of MSFLP. Under an agreement between MSFLP and the Company, MSFLP periodically conveys a number of shares of Class B Common Stock to the Company corresponding, on a net treasury basis, to the number of options exercised under the Company's 1997 Nonqualified Class A LLC Unit/Stock Option Plan during the relevant period. Theses shares are then cancelled by the Company.

           Except as indicated above, the information set forth in Item 5 of the
Schedule 13D remains unchanged.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

          Item 7 of the Schedule 13D is amended to add the following exhibits:

          Exhibit A - Revocable Proxy, dated October 6, 2004, executed by Martha
                      Stewart

          Exhibit B - New York Power of Attorney of Martha Stewart, dated
                      October 6, 2004

          Exhibit C - Connecticut Power of Attorney of Martha Stewart, dated
                      October 6, 2004

          Exhibit D - Revocable Proxy, dated October 6, 2004, executed by the
                      Martha Stewart Family Limited Partnership



             [The remainder of this page intentionally left blank.]


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CUSIP No.  573083102              Schedule 13D                     Page 6 of 7


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   June 29, 2005

/s/ Alexis Stewart
----------------------
Alexis Stewart








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CUSIP No.  573083102              Schedule 13D                     Page 7 of 7



                                  EXHIBIT INDEX

  Exhibit          Description
  -------          -----------

    A  -           Revocable Proxy, dated October 6, 2004, executed by Martha
                   Stewart

    B  -           New York Power of Attorney of Martha Stewart, dated October
                   6, 2004

    C  -           Connecticut Power of Attorney of Martha Stewart, dated
                   October 6, 2004

    D  -           Revocable Proxy, dated October 6, 2004, executed by the
                   Martha Stewart Family Limited Partnership